UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 30, 2004

TeliaSonera
(Exact name of registrant as specified in its charter)

Marbackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On July 28, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated July 28, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TeliaSonera (Registrant)
July 28, 2004 (Date)	/s/ JAN HENRIK AHRNELL Jan Henrik Ahrnell Vice President and General Counsel

EXHIBIT 99.1

TeliaSonera January-June 2004 - Pro Forma 1)

TeliaSonera has, as previously announced, decided to apply IFRS 3 as of January 1, 2004, which means that goodwill amortization is discontinued.

Six-month period

  Net sales totaled SEK 40,535 million (40,624).
  Net income increased to SEK 6,553 million (3,183) and earnings per share to SEK 1.40 (0.68). Goodwill amortization in the comparative period was SEK 2,121 million.

Second quarter

  Net sales increased 2 percent to SEK 20,589 million.
  Operating income increased to SEK 5,650 million (2,817). Excluding non-recurring items3), operating income improved to SEK 5,063 million (4,036). Goodwill amortization in the comparative quarter was SEK 1,073 million.
  Market positions maintained at the expense of lower margins. The EBITDA margin decreased to 36 percent (40).
  The number of customers grew by 9 percent to 22.8 million. In the associated companies, the increase was 37 percent to 30.4 million.
  Acquisition of Orange Denmark announced.
  Dividend policy specified and capital structure addressed.

Key Figures

In millions, except percentages and per share data	Apr-Jun 2004 SEK	Apr-Jun 2004 EUR 2)	Apr-Jun 2003 SEK	Jan-Jun 2004 SEK	Jan-Jun 2003 SEK
Net sales	20,589	2,249	20,275	40,535	40,624
EBITDA excl. non-recurring items 3)	7,327	800	8,070	14,527	15,632
Margin (%)	35.6	35.6	39.8	35.8	38.5
Income from associated companies	681	74	-620	1,266	-536
Operating income	5,650	617	2,817	10,833	6,105
Operating income excl. non-recurring items	5,063	553	4,036	9,885	7,324
Income after financial items	5,489	600	3,121	10,384	5,893
Net income	3,148	344	1,544	6,553	3,183
Earnings per share	0.67	0.07	0.33	1.40	0.68
CAPEX	2,625	287	2,059	4,383	3,735
Free cash flow	3,591	392	5,155	5,785	9,052
Legal 1)
Net sales	20,589	2,249	20,603	40,535	41,277
Net income	3,148	344	2,983	6,553	4,592
Earnings per share	0.67	0.07	0.64	1.40	0.99

1) Pro forma presentation: Excluding Telia’s Finnish mobile operations and Swedish cable TV operations. Legal presentation: Including these operations through May 31, 2003.
2) Convenience translation only, conversion rate SEK 1 = EUR 0.109233.
3) Non-recurring items, see table on page 29.

Comments from Anders Igel, President and CEO

"We have maintained or improved our market positions and reached an operating income of more than SEK 5 billion in a very competitive market with significant price pressure."

"During the next years, the Nordic and Baltic markets will face a transition period, where migration from fixed to mobile and Internet-based services is expected to accelerate. It is the ambition of TeliaSonera to take the lead in this transition and to handle the necessary changes within the group."

"The Orange deal in Denmark will give us critical mass to become a powerful contender to the two dominating players in the Danish market."

"It is satisfying to see that our strong financial position enables us to give higher returns to our many shareholders."

Dividend Policy and Capital Structure

The Board of Directors has decided on a dividend policy for TeliaSonera to distribute 30-50 percent of net income.

In addition the Board of Directors has evaluated the future cash flows and balance sheet projections. Strong cash flows and the possible foreseeable acquisitions within current market footprint allow the company to return an additional SEK 30 billion to shareholders over the period 2005-2007. In case there are attractive investment opportunities available in addition to the current plan, this figure can be adjusted. The Board of Directors will evaluate the various means to return the money and present a proposal to a shareholders’ meeting.

Outlook

TeliaSonera’s ambition is to strengthen and improve the operations and position within the current footprint and to maintain or increase market shares.

During the next years, the Nordic and Baltic markets are expected to have an overall good volume development in a very competitive environment with continued price pressure. Migration from fixed to mobile and Internet-based services will accelerate. During this transition period, total market sales growth will be limited. Longer term, however, we expect market growth to return to higher levels.

In the important growth operations of Eurasian Fintur, Russian MegaFon and Turkish Turkcell we expect the very strong growth to continue. We will prioritize enhancing value growth in these operations.

The price pressure in the international carrier market has been stronger than previously expected. Positive cash flow defined as EBITDA less CAPEX is not expected to be reached for the full year.

CAPEX for 2004 is expected to increase somewhat in comparison with last year.

Second Quarter Review of the Group

Maintained market position in tough competition

  Net sales increased 2 percent to SEK 20,589 million in the second quarter year on year. Lower price levels had a negative impact of 6 percent, while divestitures and acquisitions had a positive impact of 1 percent. No major exchange rate fluctuations.
  Continued aggressive market initiatives enabled TeliaSonera to defend its market shares during the quarter and in certain segments to further strengthen its position. The comprehensive renewal of offerings, particularly in Sweden and Finland, has sharpened TeliaSonera's competitive edge on a market characterized by tough competition.

  At the end of the quarter, TeliaSonera had 22.8 million customers and 30.4 million customers in associated companies, a year-on-year increase of 9 and 37 percent, respectively.

  - Mobile communications: Strong sales growth in Eurasia and Denmark and in the associated companies in Russia (+75 percent) and Turkey (+52 percent). Continued strong volume growth in Sweden, Finland, Norway and the Baltic countries, but sales affected by lower price levels.

  - Internet and data services: Increased sales across all markets due to strong broadband growth.

  - Fixed voice: Decreased sales on most markets due to the declining market and price pressure.
  Operating income totaled SEK 5,650 million (2,817). Non-recurring items amounted to SEK 587 million, mainly due to revised treatment of certain Swedish pension-related items. Excluding non-recurring items, operating income increased 25 percent to SEK 5,063 million due to discontinued goodwill amortization. Disregarding this effect, operating income remained at approximately the same level as in the comparative quarter. In the comparative quarter, goodwill amortization was SEK 1,073 million.

  - Strong earnings growth in Eurasia, Turkey and Denmark.

  - Strong development in Russia but earnings negatively affected by revaluation of loans in MegaFon.

  - Maintained earnings in Finland and the Baltic countries+.

  - Decreased earnings in Sweden, Norway and International Carrier due to price pressure and in Norway also due to increased marketing costs.

  - Positive effect on earnings from divestments in Holding.
  EBITDA excluding non-recurring items decreased to SEK 7,327 million (8,070) and the margin to 36 percent (40) due to price pressure and the release of a reserve of SEK 400 million in Sweden in the comparative quarter 2003. Exchange rate fluctuations affected negatively by 1 percent.
  Financial items totaled SEK -161 million (304). The comparative quarter had a positive impact from non-recurring items of SEK 420 million.
  Tax expenses totaled SEK 2,022 million (1,313). The decision regarding reduced corporate income tax rate in Finland from 29 to 26 percent entails a reversal in the second quarter of deferred tax benefits of approximately SEK 920 million. In addition, deferred tax liabilities of approximately SEK 200 million was released in the second quarter, related to Turkish withholding tax on future dividends from the associated company Turkcell.
  Net income, after tax and minority shares, increased to SEK 3,148 million (1,544) and earnings per share increased to SEK 0.67 (0.33). In the comparative quarter, goodwill amortization was SEK 1,073 million.
  CAPEX increased to SEK 2,625 million (2,059) to support mobile and broadband growth.
  Free cash flow totaled SEK 3,591 million (5,155). Disbursements from restructuring reserves affected free cash flow negatively by SEK 225 million. At quarter-end, reserves for future disbursements totaled SEK 2,599 million. After payment of the 2003 dividend of SEK 4,675 million, net debt increased by SEK 889 million and totaled SEK 10,662 million as of June 30, 2004.
  The equity/assets ratio increased to 62.0 percent (58.8).
  Additional synergy initiatives were taken in the second quarter, including common software tools and renegotiation of supplier contracts.

  The synergies identified and determined to date are expected to yield at year-end 2005 annual cost savings (OPEX) of SEK 1,978 million and annual CAPEX savings of SEK 568 million. The costs for implementing determined synergies are estimated at SEK 1,184 million.

  The synergies attained to date yield annual OPEX savings of SEK 1,432 million and annual CAPEX savings of SEK 539 million. The costs for implementing these achieved synergies totaled SEK 855 million.

  In the second quarter 2004, OPEX savings increased SEK 280 million and CAPEX savings increased SEK 71 million compared with the same quarter 2003.

SEK in millions	Decided synergies (yearly run rate by the end of 2005)	Achieved synergies (yearly run rate by the end of Q2 2004)
OPEX
Product and service development	572	419
IT systems and infrastructure	369	135
Purchasing	342	342
Network operations	542	383
Corporate functions	153	153
Total	1,978	1,432
CAPEX
Product and service development	36	13
IT systems and infrastructure	26	25
Purchasing	491	491
Network operations	15	10
Total	568	539

Acquisition of Orange in Denmark

In the beginning of July, TeliaSonera signed an agreement with France Telecom to acquire its Danish subsidiary Orange A/S with 605,000 mobile customers in Denmark.

TeliaSonera will pay in cash an amount corresponding to an enterprise value of EUR 600 million less Orange Denmark’s net debt on the closing date.

Closing will take place after approval by the European Commission and the Danish National IT and Telecom Agency and other necessary approvals.

Following the acquisition, TeliaSonera will be a powerful contender on the Danish mobile market with approximately 1.1 million mobile customers and a position as the third largest mobile operator.

Delisting from Nasdaq

Negligible trading volumes, high costs and limited benefits have led TeliaSonera’s Board of Directors to decide to delist the TeliaSonera share from the Nasdaq Stock Market. It is expected that TeliaSonera’s ADSs will cease to be quoted on Nasdaq as of the close of trading on August 6, 2004. TeliaSonera will, however, continue to be registered with the U.S. Securities and Exchange Commission.

Second Quarter Review of Profit Centers

Continued aggressive market initiatives
- defended market shares in Sweden

  Aggressive market initiatives and a comprehensive renewal of offerings have increased Telia’s competitive strength on the Swedish telecommunications market, which is currently reporting reduced sales due to strong price pressure.
  Net sales decreased 4 percent due to lower price levels in all product areas and reduced traffic volumes within fixed voice. Continued strong volume growth within mobile and continued robust sales growth within broadband.
SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	10,272	10,748	20,432	21,319
of which external	10,074	10,463	20,068	20,746
EBITDA excl. non-recurring items	4,068	4,850	8,243	9,189
Margin (%)	39.6	45.1	40.3	43.1
Operating income	3,499	2,915	6,506	5,659
Operating income excl. non-recurring items	2,920	3,289	5,927	6,033
CAPEX	1,082	680	1,807	1,296
Mobile communications
Net sales	3,052	3,118	5,943	5,904
EBITDA excl. non-recurring items	1,230	1,534	2,398	2,769
Margin (%)	40.3	49.2	40.3	46.9
CAPEX	184	91	296	157
Fixed communications
Net sales	7,220	7,630	14,489	15,415
EBITDA excl. non-recurring items	2,838	3,316	5,845	6,420
Margin (%)	39.3	43.5	40.3	41.6
CAPEX	898	589	1,511	1,139
  EBITDA and the EBITDA margin were negatively affected by reduced sales, while at the same time, the comparative quarter had a positive effect in the amount of SEK 400 million due to the release of a reserve.
  Operating income was affected positively by lower depreciation attributable to lower levels of investment and the extended depreciation schedule implemented in the first quarter. In addition, positive non-recurring items amounted to SEK 579 million, mainly due to revised treatment of certain pension-related items.
  Increased CAPEX from the preceding year’s historically low level to support expansion in broadband, IP-based data services and mobile.
  During the next years the market will face a transition period, where migration from fixed to mobile and Internet-based services is expected to accelerate. TeliaSonera intends to take the lead in supporting the customer-driven migration from the current broad range of services to a more focused range of services, emphasizing opportunities within Internet and mobility. As a consequence, we have started initiatives to reengineer our operations with a focus on services with future potential. The reengineering also aims at securing a competitive cost level in all segments we address. To secure future resources and skills recruitment, a principle agreement was reached with the employee organizations regarding a new readjustment agreement. The agreement includes a model for competence development and redundancy management that is simpler and more flexible than the current model and that enables transitions without terminations.
  On June 28, TeliaSonera, Tele2, 3 and Vodafone submitted a joint application to the Swedish National Post and Telecom Agency (PTS) regarding a modified schedule for the 3G build-out and changed technical conditions for reducing the number of masts.
  The county administrative court has in its judgment of July 2, 2004 granted Vodafone a higher interconnect fee than is established by PTS. TeliaSonera has appealed the judgment to the court of appeals. TeliaSonera believes that necessary reserves have been recorded.
  On July 6, PTS announced amended rules for SMP status, which entails, among other things, that the same interconnect fees will apply for TeliaSonera, Tele2 and Vodafone.

Mobile communications

  Decreased net sales by 2 percent due to strong price pressure, but traffic volume increased by 9 percent compared with the same quarter 2003.
  EBITDA and the EBITDA margin were negatively affected by price pressure, while the comparative quarter was positively affected by SEK 110 million due to the release of a reserve.
  The number of customers climbed in the second quarter by 107,000 to 4,115,000 and the number of customers through service providers increased by 7,000 to 147,000.
  Increased postpaid customer churn from 8 to 13 percent compared with the first quarter.
  The number of SMS sent per customer and month increased from 16 to 17. During the quarter, a total of 2.6 million MMS were sent, an increase of 21 percent compared with the first quarter. Non-voice services’ share of sales increased from 6 to 7 percent.
  Decreased average traffic volume per customer from 132 to 130 minutes and decreased ARPU from SEK 263 to 230.
  The associated company Svenska UMTS-nät has invested SEK 2,141 million in the 3G infrastructure to date.

Fixed communications

  Reduced net sales by 5 percent due to lower price levels and lower traffic volumes within voice.

  For fixed voice, external net sales dropped 8 percent to SEK 4,928 million. Sales for voice traffic decreased 10 percent to SEK 2,142 million and subscription and value-added services sales fell 6 percent to SEK 2,786 million. Sales for Internet and data services increased 6 percent to SEK 2,081 million due to strong growth within broadband, where sales climbed 29 percent to SEK 679 million.
  EBITDA and the EBITDA margin were negatively affected by price pressure and traffic decline in fixed voice while the comparative quarter was positively affected by SEK 290 million due to a released reserve.
  The number of broadband customers increased by 17,000 to 440,000 and the number of fixed voice subscriptions decreased by 39,000 to 6,209,000 during the second quarter.

Customer segments

Additional offerings were launched:

  As part of the stronger focus on mobile services, Telia Mobil 50 and Telia Mobil 100 were launched for residential customers, offering 50 or 100 free calling minutes for a flat monthly fee.
  To further simplify the offerings within fixed voice, Telia Alltid was launched, which for an extra monthly fee of SEK 65 and a flat fee of SEK 0.45 per call gives an unlimited number of calls 24 hours a day, 7 days a week.
  TeliaSonera will start the wholesale of subscriptions by the end of the year. The subscriptions will be sold to the other operators in three parts; access, telephony and value-added services. The wholesale subscriptions will be sold at a discount of about 12 percent to the retail price.
  Continued initiatives within ADSL through extended coverage and higher speeds. At quarter-end, over 70 percent of households had access to 8 Mbps, the highest in Europe. Agreements were signed with additional municipalities for building broadband networks.
  Continued modernization of the network in order to offer competitive IP-VPN solutions based on MPLS technology.

Increased sales and maintained profit
on a tough Finnish market

  Net sales improved 6 percent in the second quarter year on year due to strong broadband growth, increased sales to mobile service providers and the acquisition of Auria.
  EBITDA excluding non-recurring items improved but the margin declined due to price erosion, a greater share of mobile service provider customers and declining fixed voice traffic volumes.
  Improved operating income primarily attributable to discontinued goodwill amortization. In the comparative quarter, goodwill amortization was SEK 370 million.
  Increased CAPEX due to broadband growth and increased investments in mobile communications.
  During the next years the market will face a transition period, where migration from fixed to mobile and Internet-based services is expected to accelerate. TeliaSonera intends to take the lead in supporting the customer-driven migration from the current broad range of services to a more focused range of services, emphasizing opportunities within Internet and mobility. As a consequence, we have started initiatives to reengineer our operations with a focus on services with future potential. The reengineering also aims at securing a competitive cost level in all segments we address.
SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	4,618	4,368	9,183	8,736
of which external	4,528	4,333	9,008	8,597
EBITDA excl. non-recurring items	1,716	1,689	3,407	3,512
Margin (%)	37.2	38.7	37.1	40.2
Operating income	891	480	1,722	1,170
Operating income excl. non-recurring items	896	495	1,727	1,185
CAPEX	709	600	1,145	991
Mobile communications
Net sales	2,817	2,723	5,626	5,480
EBITDA excl. non-recurring items	1,322	1,259	2,538	2,652
Margin (%)	46.9	46.2	45.1	48.4
CAPEX	335	266	508	466
Fixed communications
Net sales	1,801	1,645	3,557	3,256
EBITDA excl. non-recurring items	394	430	869	860
Margin (%)	21.9	26.1	24.4	26.4
CAPEX	374	334	637	525

Mobile communications

  Net sales increased 3 percent. Sales to service providers and increased minutes of use affected positively, while a decrease in the number of end-customers and price erosion had a negative impact.
  Maintained EBITDA and EBITDA margin.
  The number of customers through service providers climbed by 148,000 to 582,000 and the number of end customers decreased by 55,000 to 2,266,000. The net intake of end customers was positive in June.
  Decreased churn in the postpaid segment from 37 to 31 percent.
  The number of SMS sent per customer and month climbed from 28 to 34. During the quarter, a total of 667,000 MMS were sent, an increase of 3 percent compared with the first quarter. SMS price erosion decreased the share of non-voice sales from 12 to 11 percent.
  Minutes of use per customer and month increased from 234 to 249 and ARPU was stable at EUR 38.3.

Fixed communications

  Net sales increased 9 percent due to strong broadband growth and the acquisition of Auria (SEK 199 million). External sales for Internet and data services climbed 10 percent to SEK 783 million and fixed voice external sales increased 3 percent to SEK 647 million.
  Decreased EBITDA excluding non-recurring items and decreased margin mainly due to declining fixed voice traffic volumes and a discard of SEK 25 million on development projects.
  The number of broadband customers climbed by 15,000 to 189,000 and fixed voice subscriptions decreased by 11,000 to 779,000.

Customer segments

Further initiatives were taken during the second quarter.

  An independent mobile service provider was introduced under the Tele Finland brand. Tele Finland offers low-priced basic mobile services by minimizing its administrative, marketing and delivery costs.
  To improve and adapt the subscription portfolio to the market, Sonera Max – a single rate subscription for high-volume users – was launched. In the consumer segment, Sonera has now totally renewed its mobile subscription portfolio after the introduction of number portability.
  Sonera Regional Network was launched to support effective networking between municipalities and other organizations.
  Among major published deals during the quarter were agreements with SRV Viitoset Oy, Pohjola and the joint purchasing group of the Jyväskylä area.
  As the first operator in the world, Sonera launched Sony’s music service StreamMan, enabling mobile customers to listen to a wide variety of music from major and independent record labels and to create their own customized music channels.
  To facilitate the migration from fixed to wireless voice and the use of one single terminal, a PBX attendant service solution was introduced, enabling business customers to integrate their mobile phones into the company’s communications system.

Strong customer growth despite intense
competition in Norway

  The Norwegian mobile market was characterized by high subsidies and strong price pressure. In local currency, NetCom increased sales 5 percent despite significantly lower price levels.
  Decreased EBITDA and decreased margin due to heavy price reductions, lower interconnect revenues, increased costs for customer acquisition and increased upgrade costs for existing customers switching to MMS phones.
  Improved operating income attributable to discontinued goodwill amortization. In the comparative quarter, goodwill amortization was SEK 317 million.
  Temporarily lower CAPEX. To accelerate its launch of high speed data services, NetCom will invest in EDGE network technology as a complement to the ongoing UMTS rollout. At the same time, a dialogue is underway with the Ministry of Transport and Communication, which has issued a warning that it will fine NetCom until the company complies with the UMTS license agreement.
SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	1,571	1,561	3,013	3,076
of which external	1,538	1,542	2,942	3,038
EBITDA excl. non-recurring items	456	681	982	1,327
Margin (%)	29.0	43.6	32.6	43.1
Operating income	258	174	601	255
Operating income excl. non-recurring items	258	203	601	284
CAPEX	94	190	227	351
  During the quarter, the number of customers climbed by 49,000 to 1,239,000. The growth was mainly in the postpaid segment, reflecting NetCom’s strategic focus on high ARPU segments. The number of customers through service providers climbed by 38,000 to 150,000.
  The average traffic volume per customer and month increased from 165 to 176 minutes, maintaining ARPU at a sustained high level, NOK 343 (347).
  The number of SMS messages sent per customer and month increased from 74 to 76. During the quarter, a total of 7.1 million MMS were sent, an increase of more than 200 percent compared with the first quarter.
  Decreased postpaid churn from 19 to 12 percent compared with the first quarter.

Strong sales and positive earnings trend
in Denmark

  Strong growth across all operations increased net sales 42 percent in the second quarter year on year. Adjusting for accounting changes on mobile interconnect revenues*), the increase was 28 percent.
  Positive earnings development due to sales growth and cost efficiency measures in all three operations.
SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	983	690	1,916	1,407
of which external	951	671	1,863	1,367
EBITDA excl. non-recurring items	72	-45	137	-72
Margin (%)	7.3	-6.5	7.2	-5.1
Operating income	-74	-198	-139	-400
Operating income excl. non-recurring items	-74	-198	-139	-400
CAPEX	81	69	128	143
Mobile communications
Net sales	488	350	938	686
EBITDA excl. non-recurring items	4	-102	19	-106
CAPEX	42	18	60	43
Fixed communications excl. Stofa
External net sales	297	236	594	498
EBITDA excl. non-recurring items	14	19	18	-34
CAPEX	26	28	44	61
Stofa
External net sales	186	160	368	305
EBITDA excl. non-recurring items	54	38	100	68
CAPEX	13	23	24	39

*) External mobile interconnect revenues were previously reported net, but a transition was made to reporting gross in the fourth quarter of 2003.

Mobile communications

  Net sales climbed 40 percent due to strong customer growth and increased traffic volume per customer. Adjusting for accounting changes on interconnect revenues, sales increased 19 percent.
  Improved EBITDA due to increased sales in combination with cost-efficiency measures.
  During the quarter, the number of mobile customers increased by 12,000 to 556,000.
  The average traffic volume per customer and month climbed from 121 to 134 minutes, leading ARPU to increase from DKK 192 to DKK 224.
  The number of sent SMS messages per customer and month surged from 116 to 362. During the quarter, a total of 0.7 million MMS were sent, an increase of almost 50 percent compared with the first quarter.
  Additional offerings were launched, including Telia UnLtd with an unlimited number of voice calls for a flat fee of DKK 400 per month and Telia Comfort with attractive pricing on calls and no subscription fee.

Fixed communications

  Competitive wholesale offerings and the launch of the flat rate subscription Telia Fritid for consumers caused external net sales, excluding the cable TV company Telia Stofa, to increase 26 percent.
  Decreased EBITDA from SEK 19 million to SEK 14 million due to increased sales and marketing costs.
  In Telia Stofa, external sales increased 16 percent. During the quarter, the number of broadband customers increased by 4,000 to 117,000 while the number of cable TV customers remained unchanged at 196,000.
  Improved EBITDA in Telia Stofa from SEK 38 million to SEK 54 million.

Baltic Countries

SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	1,468	1,470	2,871	2,883
of which external	1,454	1,451	2,846	2,853
EBITDA excl. non-recurring items	716	730	1,381	1,435
Margin (%)	48.8	49.7	48.1	49.8
Income from associated companies	45	8	180	118
Operating income	408	207	853	482
Operating income excl. non-recurring items	408	207	853	482
CAPEX	164	243	307	375

Strong mobile and broadband customer growth in Lithuania

Mobile communications

  Omnitel’s external net sales increased 5 percent to SEK 505 million due to customer growth. In the second quarter, the number of customers increased by 38,000 to 1,139,000.
  Decreased EBITDA from SEK 243 million to SEK 233 million and decreased margin from 45 to 43 percent due to increased sales and marketing costs and significantly lower price levels.
  Improved operating income from SEK 106 million to SEK 146 million, mainly due to discontinued goodwill amortization. In the comparative quarter, goodwill amortization was SEK 46 million.

Fixed communications

  Lietuvos Telekomas’ external net sales dropped 12 percent to SEK 445 million due to significantly lower price levels and customer loss within fixed voice.
  Fixed voice sales decreased 18 percent to SEK 359 million. In the second quarter, the number of fixed voice customers decreased by 1,000 to 824,000. Voice traffic volume, however, increased 17 percent.
  Sales for Internet and data services increased 6 percent to SEK 84 million and the number of broadband customers (ADSL) increased by 3,000 to 34,000.
  EBITDA decreased from SEK 241 million to SEK 230 million, but cost rationalization improved the margin from 43 to 49 percent.
  Operating income improved from SEK -59 million to SEK 25 million. In the comparative quarter, goodwill amortization was SEK 52 million.
  A reengineering program is ongoing resulting in revitalized offerings to match the customer requirements and generating substantial cost savings. The program will continue.

Strong mobile growth in Latvia

Mobile communications

  Latvijas Mobilais Telefons (LMT) increased net sales 11 percent to SEK 513 million due to customer growth and increased traffic volume. In local currency, sales increased 13 percent.
  During the quarter, the number of customers increased by 21,000 to 575,000. Customers through service providers increased by 11,000 to 92,000.
  Improved EBITDA from SEK 249 million to SEK 264 million, but decreased margin from 54 to 51 percent due to higher sales and marketing costs.
  Increased operating income from SEK 159 million to SEK 207 million mainly due to discontinued goodwill amortization. In the comparative quarter, goodwill amortization was SEK 35 million.

Fixed communications

  Lattelekom (associated company, 49 percent holding) reported slightly decreased sales but improved earnings. Fixed voice sales dropped while sales for Internet and data services further increased.
  TeliaSonera’s share of net income increased from SEK 31 million to SEK 45 million. After fair value adjustments, income from Lattelekom improved from SEK 31 million to SEK 65 million.
  A reengineering program is ongoing resulting in revitalized offerings to match the customer requirements and generating substantial cost savings. The program will continue.

Good development in both mobile and fixed in Estonia

Mobile communications

  EMT (associated company, 49 percent holding) reported increased net sales and increased operating income, but higher tax expenses due to increased dividend entailed decreased net income, leading TeliaSonera’s share of net income to decrease from SEK 8 million to SEK -12 million.
  After fair value adjustments, income from EMT decreased from SEK -14 million to SEK -16 million. In the comparative quarter, goodwill amortization was SEK 19 million.

Fixed communications

  Elion (associated company, 49 percent holding) reported increased net sales and stable operating income. Elion has successfully compensated reduced fixed voice revenues through sales of Internet and data services.
  Higher tax expenses due to increased dividend decreased Elion’s net income, and TeliaSonera’s share of net income decreased from SEK 3 million to SEK -2 million.
  After fair value adjustments, income from Elion improved from SEK -9 million to SEK -4 million. In the comparative quarter, goodwill amortization was SEK 10 million.

Continued strong customer growth and
strong margins in Eurasia

  Continued strong customer growth increased net sales 58 percent in the second quarter year on year. In local currencies, the increase was 68 percent.
  During the quarter, the number of customers increased by 322,000, leading the number of customers to surpass the 3 million mark.
  Improved EBITDA margin due to increased ARPU in all operations.
SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	986	626	1,780	1,184
of which external	985	626	1,779	1,184
EBITDA excl. non-recurring items	571	357	1,015	637
Margin (%)	57.9	57.0	57.0	53.8
Operating income	444	212	773	345
Operating income excl. non-recurring items	444	212	773	345
CAPEX	439	154	651	379
  Strong sales and earnings development and discontinued goodwill amortization improved operating income. In the comparative quarter, goodwill amortization was SEK 41 million.
  CAPEX was 45 percent in relation to net sales due to network rollout and capacity expansion in major cities to meet customer growth.

Over 1.4 million new customers in Russia

  MegaFon (associated company, 44 percent holding) showed strong operational development but a revaluation of loans affected TeliaSonera’s share of net income negatively by SEK 110 million.
SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Share of net income	62	218	228	308
Amortization of goodwill	–	-47	–	-103
Income from associated companies	62	171	228	205
  During the second quarter, the number of customers climbed by 1,459,000 to 9,046,000 due to successful marketing activities and network rollout, enabling MegaFon to defend its market position. In absolute numbers, customer growth was strongest in the southern, northwestern and Volga regions. In Moscow, the number of customers surpassed the one million mark during the quarter.

Strong development in Turkey

  In Turkcell (associated company, 37.3 percent holding, reported with a one-quarter lag) net sales increased 52 percent to USD 745.5 million in the first quarter, year on year.
  The number of customers climbed by 700,000 to 19.7 million and ARPU increased 26 percent.
  Net income under US GAAP improved to USD 126 million (40).
  The strong development led to a substantial increase in TeliaSonera’s share of U.S GAAP net income and our income from associated companies.
SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Share of net income (US GAAP)	356	-39	318	69
IFRS/IAS adjustments	58	261	346	415
Amortization of goodwill	–	-131	–	-246
Amortization of fair value adjustments	-50	-36	-86	-67
Income from associated companies	364	55	578	171
  Turkcell is now preparing to establish GSM mobile operations on the Ukrainian and Iranian markets.

Continued price pressure and low volume growth on the international carrier market

  Net sales fell 21 percent compared with the second quarter year on year due to the closedown of overlapping operations in the United Kingdom, United States, Germany and Sweden. Compared with the first quarter, sales increased 9 percent due to increased fixed voice sales.
SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	1,018	1,284	1,953	2,776
of which external	717	979	1,328	2,136
EBITDA excl. non-recurring items	10	35	1	-10
Margin (%)	1.0	2.7	0.1	-0.4
Operating income	-104	-28	-298	-227
Operating income excl. non-recurring items	-118	-94	-245	-293
CAPEX	47	65	87	92
  Decreased earnings year on year. The price pressure has been stronger than previously expected. Consequently, positive cash flow defined as EBITDA less CAPEX is not expected to be reached for the full year.
  Future years’ cash flows are subject to careful reassessment as a basis for International Carrier’s strategy and asset valuation. This work will be finalized before year-end.
  In the second quarter, SEK 173 million of the reserves was utilized for restructuring and SEK 5 million for synergy implementations. The reserves totaled SEK 2,340 million at the end of the quarter.

TeliaSonera Holding

SEK in millions, except percentages	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	398	327	813	707
of which external	342	280	701	624
EBITDA excl. non-recurring items	-10	-37	-48	-44
Margin (%)	-2.5	-11.3	-5.9	-6.2
Income from associated companies	192	-879	242	-1,037
Operating income	165	-989	585	-1,225
Operating income excl. non-recurring items	165	-122	157	-357
CAPEX	9	55	28	101
  Earnings improved substantially due to capital gains from divested operations and operating improvements in most holdings.
  Some 10 additional holdings were divested in the second quarter. The more substantial divestitures were within Overseas Telecom, where the mobile operator Peoples’ Telephone Company in Hong Kong was sold off in conjunction with the company’s initial listing on the stock exchange, and the mobile operator Mobile Telephone Company (MTC) in Namibia, which was sold to the Namibian government. TeliaSonera’s shares of the capital gains totaled SEK 110 million and SEK 57 million, respectively.
  Net sales increased 22 percent in the second quarter year on year due to the retail shops for home electronics in Auria, which were transferred to Holding in the fourth quarter of 2003.
  The Spanish mobile operator Xfera Móviles (16.45 percent stake) is now preparing its commercial launch of 3G services. TeliaSonera's counter guarantees of EUR 108 million vis-à-vis the Spanish state will be reduced to EUR 41 million in July. At the same time, negotiations are underway with the shareholders to reduce existing investment commitments of EUR 215 million. In addition, there is an issued guarantee of EUR 32 million regarding a dispute between Xfera and the Spanish government.

Stockholm, July 28, 2004

Anders Igel
President and CEO

Auditors’ Review Report

We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Financial Reporting Standards (IFRS/IAS).

Stockholm, July 28, 2004

PricewaterhouseCoopers AB	Peter Bladh
Authorized Public Accountant
Göran Tidström
Authorized Public Accountant

Financial Information Interim Report January-September 2004 October 27, 2004 Year-End Report January-December 2004 February 11, 2005

Questions regarding content: TeliaSonera AB Investor Relations SE–106 63 Stockholm, Sweden Tel. +46 8 504 550 00 Fax +46 8 611 46 42 www.teliasonera.com/ir
Ordering of individual printed reports: Tel. +46 372 851 42 Fax +46 372 843 56 www.teliasonera.com/ir	Shareholders with questions regarding the distribution of financial reports or for change of address: Tel. +46 8 449 88 16 Fax +46 8 449 88 10 E-mail: teliasonera@strd.se

Condensed Consolidated Income Statements

In millions, except per share data and no. of shares	Apr-Jun 2004 SEK	Apr-Jun 2004 EUR	Apr-Jun 2003 SEK	Jan-Jun 2004 SEK	Jan-Jun 2003 SEK
Net sales	20,589	2,249	20,275	40,535	40,624
Operating expenses	-12,651	-1,382	-12,528	-25,006	-25,315
EBITDA	7,938	867	7,747	15,529	15,309
Depreciation, amortization and write-downs	-2,969	-324	-4,310	-5,962	-8,668
Income from associated companies	681	74	-620	1,266	-536
Operating income	5,650	617	2,817	10,833	6,105
Net financial revenues and expenses	-161	-17	304	-449	-212
Income after financial items	5,489	600	3,121	10,384	5,893
Income taxes	-2,022	-221	-1,313	-3,268	-2,251
Minority interests	-319	-35	-264	-563	-459
Net income	3,148	344	1,544	6,553	3,183
Earnings per share
Basic	0.67	0.07	0.33	1.40	0.68
Diluted	0.67	0.07	0.33	1.40	0.68
Weighted average no. of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,675,232	4,675,232	4,675,940	4,675,232	4,675,930

EBITDA excl. non-recurring items	7,327	800	8,070	14,527	15,632
Operating income excl. non-recurring items	5,063	553	4,036	9,885	7,324

Condensed Consolidated Balance Sheets

In millions	June 30, 2004 SEK	June 30, 2004 EUR	Dec 31, 2003 SEK
Assets
Intangible fixed assets	61,984	6,771	61,820
Tangible fixed assets	48,442	5,292	49,161
Financial fixed assets	39,871	4,355	42,061
Total fixed assets	150,297	16,418	153,042
Inventories, etc.	530	58	501
Receivables	20,795	2,271	24,170
Short-term investments	10,896	1,190	8,658
Cash and bank	3,036	332	3,689
Total current assets	35,257	3,851	37,018
Total assets	185,554	20,269	190,060

Shareholders’ equity and liabilities
Shareholders’ equity	117,424	12,827	112,393
Minority interests	3,720	407	3,441
Provisions for pensions and employee contracts	566	62	522
Deferred tax liability, other provisions	14,130	1,543	14,775
Total provisions	14,696	1,605	15,297
Long-term loans	15,125	1,652	25,867
Short-term loans	9,469	1,034	4,687
Non-interest bearing liabilities	25,120	2,744	28,375
Total liabilities	49,714	5,430	58,929
Total shareholders’ equity and liabilities	185,554	20,269	190,060

Condensed Consolidated Cash Flow Statements

In millions	Apr-Jun 2004 SEK	Apr-Jun 2004 EUR	Apr-Jun 2003 SEK	Jan-Jun 2004 SEK	Jan-Jun 2003 SEK
Cash flow from operating activities	6,246	682	7,736	10,230	13,322
Intangible and tangible assets acquired (cash CAPEX)	-2,655	-290	-2,581	-4,445	-4,270
Free cash flow	3,591	392	5,155	5,785	9,052
Cash flow from other investing activities	288	31	996	6,754	1,400
Total cash flow from investing activities	-2,367	-259	-1,585	2,309	-2,870
Cash flow before financing activities	3,879	423	6,151	12,539	10,452
Cash flow from financing activities	-8,418	-919	-660	-10,990	-6,061
Cash flow for the period	-4,539	-496	5,491	1,549	4,391

Segment Information

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales 1)
Sweden	10,272	10,748	20,432	21,319
Mobile	3,052	3,118	5,943	5,904
Fixed 2)	7,220	7,630	14,489	15,415
Finland	4,618	4,368	9,183	8,736
Mobile	2,817	2,723	5,626	5,480
Fixed 2)	1,801	1,645	3,557	3,256
Norway - mobile	1,571	1,561	3,013	3,076
Denmark	983	690	1,916	1,407
Mobile	488	350	938	686
Fixed 2)	495	340	978	721
Baltic countries	1,468	1,470	2,871	2,883
Lithuania – mobile	537	539	1,045	978
Lithuania – fixed	470	556	958	1,076
Latvia – mobile	513	463	970	894
Other	-52	-88	-102	-65
Eurasia - mobile	986	626	1,780	1,184
Russia	0	0	0	0
International Carrier	1,018	1,284	1,953	2,776
Holding	398	327	813	707
Corporate	0	1	1	2
Eliminations	-725	-800	-1,427	-1,466
The Group	20,589	20,275	40,535	40,624

1) For information about external net sales per product area: www.teliasonera.com/ir
2) Including eliminations between fixed and mobile communications

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
EBITDA
Sweden	4,646	4,476	8,821	8,815
Mobile	1,230	1,534	2,398	2,769
Fixed	3,416	2,942	6,423	6,046
Finland	1,711	1,674	3,402	3,497
Mobile	1,322	1,259	2,538	2,652
Fixed	389	415	864	845
Norway - mobile	456	681	982	1,327
Denmark	72	-45	137	-72
Mobile	4	-102	19	-106
Fixed	68	57	118	34
Baltic countries	716	730	1,381	1,435
Lithuania – mobile	233	243	459	463
Lithuania – fixed	230	241	457	518
Latvia – mobile	264	249	516	474
Other	-11	-3	-51	-20
Eurasia - mobile	571	357	1,015	637
Russia	0	2	0	0
Turkey	0	1	0	0
International Carrier	49	101	3	56
Holding	-10	-37	381	-44
Corporate	-241	-225	-471	-401
Eliminations	-32	32	-122	59
The Group	7,938	7,747	15,529	15,309

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
EBITDA excl. non-recurring items
Sweden	4,068	4,850	8,243	9,189
Mobile	1,230	1,534	2,398	2,769
Fixed	2,838	3,316	5,845	6,420
Finland	1,716	1,689	3,407	3,512
Mobile	1,322	1,259	2,538	2,652
Fixed	394	430	869	860
Norway - mobile	456	681	982	1,327
Denmark	72	-45	137	-72
Mobile	4	-102	19	-106
Fixed	68	57	118	34
Baltic countries	716	730	1,381	1,435
Lithuania – mobile	233	243	459	463
Lithuania – fixed	230	241	457	518
Latvia – mobile	264	249	516	474
Other	-11	-3	-51	-20
Eurasia - mobile	571	357	1,015	637
Russia	0	2	0	0
Turkey	0	1	0	0
International Carrier	10	35	1	-10
Holding	-10	-37	-48	-44
Corporate	-239	-225	-469	-401
Eliminations	-33	32	-122	59
The Group	7,327	8,070	14,527	15,632

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Depreciation, amortization and write-downs
Sweden	-1,169	-1,560	-2,353	-3,154
of which amortization of goodwill	–	0	–	-1
Finland	-816	-1,202	-1,678	-2,335
of which amortization of goodwill	–	-370	–	-701
of which amortization of fair value adjustments	-180	-190	-400	-378
Norway	-198	-507	-381	-1,072
of which amortization of goodwill	–	-317	–	-652
Denmark	-146	-151	-277	-327
of which amortization of goodwill	–	-5	–	-11
Baltic countries	-351	-530	-707	-1,071
of which amortization of goodwill	–	-134	–	-269
of which amortization of fair value adjustments	-9	-10	-12	-21
Eurasia	-126	-145	-242	-292
of which amortization of goodwill	–	-41	–	-83
of which amortization of fair value adjustments	-2	-2	-4	-4
International Carrier	-153	-128	-300	-282
of which amortization of goodwill	–	-1	–	-1
Holding	-17	-73	-38	-143
of which amortization of goodwill	–	-1	–	-2
of which amortization of fair value adjustments	-3	2	-13	5
Corporate	-4	-6	-7	-12
Eliminations	11	-8	21	20
The Group	-2,969	-4,310	-5,962	-8,668
of which amortization of goodwill	–	-869	–	-1,720
of which amortization of fair value adjustments	-194	-200	-429	-398

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Income from associated companies
Sweden	22	-1	38	-2
Finland	-4	9	-1	9
Denmark	0	0	1	0
Baltic countries	45	8	180	118
Latvia – fixed	65	31	120	83
Share of net income	45	31	80	41
Amortization of fair value adjustments	20	0	40	42
Estonia – mobile	-16	-14	39	30
Share of net income	-12	8	47	73
Amortization of goodwill	–	-19	–	-37
Amortization of fair value adjustments	-4	-3	-8	-6
Estonia – fixed	-4	-9	21	5
Share of net income	-2	3	24	29
Amortization of goodwill	–	-10	–	-20
Amortization of fair value adjustments	-2	-2	-3	-4
Eurasia	–	–	–	–
Russia	62	171	228	205
Share of net income	62	218	228	308
Amortization of goodwill	–	-47	–	-103
Turkey	364	55	578	171
Share of net income (U.S. GAAP)	356	-39	318	69
IFRS/IAS adjustments	58	261	346	415
Amortization of goodwill	–	-131	–	-246
Amortization of fair value adjustments	-50	-36	-86	-67
Holding	192	-879	242	-1,037
Share of net income	163	-23	257	-161
Capital gains/losses	29	372	52	350
Write-downs	0	-1,233	-67	-1,231
Amortization of goodwill	–	3	–	5
Amortization of fair value adjustments	0	2	0	0
Corporate	0	0	0	0
Eliminations	0	17	0	0
The Group	681	-620	1,266	-536

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Operating income
Sweden	3,499	2,915	6,506	5,659
Finland	891	480	1,722	1 170
Norway	258	174	601	255
Denmark	-74	-198	-139	-400
Baltic countries	408	207	853	482
Eurasia	444	212	773	345
Russia	62	173	228	205
Turkey	364	56	578	171
International Carrier	-104	-28	-298	-227
Holding	165	-989	585	-1,224
Corporate	-244	-232	-478	-414
Eliminations	-19	47	-98	83
The Group	5,650	2,817	10,833	6,105

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Operating income excl. non-recurring items
Sweden	2,920	3,289	5,927	6,033
Finland	896	495	1,727	1,185
Norway	258	203	601	284
Denmark	-74	-198	-139	-400
Baltic countries	408	207	853	482
Eurasia	444	212	773	345
Russia	62	173	228	205
Turkey	364	56	578	171
International Carrier	-118	-94	-245	-293
Holding	165	-122	157	-357
Corporate	-242	-232	-476	-414
Eliminations	-20	47	-99	83
The Group	5,063	4,036	9,885	7,324

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
CAPEX
Sweden	1,082	680	1,807	1,296
Finland	709	600	1,145	991
Norway	94	190	227	351
Denmark	81	69	128	143
Baltic countries	164	243	307	375
Eurasia	439	154	651	379
International Carrier	47	65	87	92
Holding	9	55	28	101
Corporate	0	3	3	7
Eliminations	0	0	0	0
The Group	2,625	2,059	4,383	3,735

	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Number of employees
Sweden
At the end of the period	10,972	11,258	10,972	11,258
Average for the period	10,413	10,787	10,374	10,843
Finland
At the end of the period	7,016	6,411	7,016	6,411
Average for the period	6,500	5,878	6,438	5,816
Norway
At the end of the period	709	735	709	735
Average for the period	715	738	718	735
Denmark
At the end of the period	1,031	1,038	1,031	1,038
Average for the period	1,012	1,010	1,011	1,025
Baltic countries
At the end of the period	4,361	5,244	4,361	5,244
Average for the period	4,227	5,438	4,351	5,409
Eurasia
At the end of the period	1,130	980	1,130	980
Average for the period	1,104	937	1,073	924
Russia
At the end of the period	1	1	1	1
Average for the period	1	1	1	1
Turkey
At the end of the period	3	3	3	3
Average for the period	3	3	3	3
International Carrier
At the end of the period	539	673	539	673
Average for the period	535	707	545	762
Holding
At the end of the period	514	948	514	948
Average for the period	604	940	651	1,008
Corporate
At the end of the period	296	279	296	279
Average for the period	289	245	283	226
The Group
At the end of the period	26,572	27,570	26,572	27,570
Average for the period	25,403	26,684	25,448	26,752

Quarterly Data

SEK in millions, except per share data	Apr-Jun 2004	Jan-Mar 2004*)	Oct-Dec 2003	Jul-Sep 2003*)	Apr-Jun 2003*)
Net sales	20,589	19,946	21,054	20,094	20,275
EBITDA	7,938	7,591	7,442	7,571	7,747
Depreciation, amortization and write-downs	-2,969	-2,993	-4,559	-4,337	-4,310
Income from associated companies	681	585	499	419	-620
Operating income	5,650	5,183	3,382	3,653	2,817
Income after financial items	5,489	4,895	3,100	3,353	3,121
Net income	3,148	3,405	2,696	1,792	1,544
Earnings per share
Basic (SEK)	0.67	0.73	0.58	0.38	0.33
Diluted (SEK)	0.67	0.73	0.58	0.38	0.33
Investments	2,684	2,051	4,474	1,899	2,121
of which CAPEX	2,625	1,758	3,336	1,889	2,059
Cash flow from operating activities	6,246	3,984	6,651	6,581	7,736
Free cash flow	3,591	2,194	3,309	5,138	5,155

EBITDA excl. non-recurring items	7,327	7,200	7,143	7,915	8,070
Operating income excl. non-recurring items	5,063	4,822	3,330	4,177	4,036

*) Restated

Non-Recurring Items

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Within EBITDA	611	-323	1,003	-323
Restructuring charges, synergy implementation costs, etc.: Sweden	-14	-374	-14	-374
Finland	-5	-15	-5	-15
International Carrier	26	–	21	–
Corporate	-2	–	-2	–
Revised treatment of certain pension-related costs: Sweden	593	–	593	–
Provisions (FX rate effect): International Carrier	13	66	-19	66
Capital gains: Telia Finans	–	–	429	–
Within Depreciation, amortization and write-downs	-24	-29	-55	-29
Accelerated depreciation: International Carrier	-24	–	-50	–
Write-downs: International Carrier	–	–	-5	–
Other	–	-29	–	-29
Within Income from associated companies	–	-867	–	-867
Capital gains/losses: Bharti Mobile	–	341	–	341
Write-downs: Metro One	–	-110	–	-110
Infonet	–	-1,028	–	-1,028
Provisions and other: INGROUP, etc.	–	-70	–	-70
Within Financial revenues and expenses	–	420	-111	222
Capital gains/losses: Netia	–	583	–	583
Write-downs: Xfera (3G Spain)	–	–	-111	–
Other financial investments	–	-163	–	-361
Total	587	-799	837	-997

Number of Customers 1)

In thousands	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Consolidated operations
Mobile	12,891	12,397	11,957	11,491	11,109
Sweden	4,115	4,008	3,838	3,760	3,692
Finland	2,266	2,321	2,428	2,441	2,471
Norway	1,239	1,190	1,195	1,191	1,181
Denmark	556	544	525	504	484
Lithuania	1,139	1,101	1,052	965	905
Latvia	575	554	534	507	491
Eurasia	3,001	2,679	2,385	2,123	1,885

Internet	1,759	1,738	1,686	1,605	1,559
Sweden	1,245	1,239	1,222	1,185	1,155
of which broadband	440	423	399	380	365
Finland	323	314	299	274	265
of which broadband	189	174	150	119	103
Denmark, broadband	117	113	104	96	91
Lithuania	74	72	61	50	48
of which broadband	34	31	25	18	15

Cable TV, Denmark	196	196	195	192	191

Fixed voice	8,000	8,042	8,087	8,027	8,094
Sweden	6,209	6,248	6,283	6,330	6,356
Finland	779	790	804	691	702
Denmark	188	179	172	170	177
Lithuania	824	825	828	836	859

Associated companies
Mobile	29,277	27,089	24,867	22,982	20,995
Estonia	531	502	492	464	439
Russia	9,046	7,587	6,175	5,318	4,256
Turkey 2)	19,700	19,000	18,200	17,200	16,300

Internet	91	86	76	66	63
Latvia, broadband	25	23	19	15	14
Estonia	66	63	57	51	49

Fixed voice	1,076	1,089	1,099	1,103	1,121
Latvia	644	652	654	657	671
Estonia	432	437	445	446	450
  For further operational data: www.teliasonera.com/ir
  Turkcell figures are reported with a one-quarter lag

TeliaSonera January-June 2004 – Legal 1)

Condensed Consolidated Income Statements

SEK in millions, except per share data and number of shares	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net sales	20,589	20,603	40,535	41,277
Costs of production	-10,797	-11,139	-21,032	-23,075
Gross income	9,792	9,464	19,503	18,202
Selling, admin., and R&D expenses	-4,955	-5,873	-10,497	-11,435
Other operating revenues and expenses, net	132	1,432	561	1,444
Income from associated companies	681	-620	1,266	-536
Operating income	5,650	4,403	10,833	7,675
Net financial revenues and expenses	-161	301	-449	-229
Income after financial items	5,489	4,704	10,384	7,446
Income taxes	-2,022	-1,457	-3,268	-2,395
Minority interests	-319	-264	-563	-459
Net income	3,148	2,983	6,553	4,592
Earnings per share (SEK)
Basic	0.67	0.64	1.40	0.99
Diluted	0.67	0.64	1.40	0.99
Weighted average number of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,659,878
Diluted	4,675,232	4,675,940	4,675,232	4,660,576

1) Including Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Condensed Consolidated Balance Sheets

SEK in millions	June 30, 2004	Dec 31, 2003
Assets
Intangible fixed assets	61,984	61,820
Tangible fixed assets	48,442	49,161
Financial fixed assets	39,871	42,061
Total fixed assets	150,297	153,042
Inventories, etc.	530	501
Receivables	20,795	24,170
Short-term investments	10,896	8,658
Cash and bank	3,036	3,689
Total current assets	35,257	37,018
Total assets	185,554	190,060

Shareholders’ equity and liabilities
Shareholders’ equity	117,424	112,393
Minority interests	3,720	3,441
Provisions for pensions and employee contracts	566	522
Deferred tax liability, other provisions	14,130	14,775
Total provisions	14,696	15,297
Long-term loans	15,125	25,867
Short-term loans	9,469	4,687
Non-interest-bearing liabilities	25,120	28,375
Total liabilities	49,714	58,929
Total equity and liabilities	185,554	190,060

Condensed Consolidated Cash Flow Statements

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Cash flow before change in working capital	6,689	8,858	11,198	15,405
Change in working capital	-443	-1,264	-968	-2,194
Cash flow from operating activities	6,246	7,594	10,230	13,211
Intangible and tangible fixed assets acquired (cash CAPEX)	-2,655	-2,581	-4,445	-4,307
Free cash flow	3,591	5,013	5,785	8,904
Cash flow from other investing activities	288	3,380	6,754	3,715
Total cash flow from investing activities	-2,367	799	2,309	-592
Cash flow before financing activities	3,879	8,393	12,539	12,619
Cash flow from financing activities	-8,418	-2,983	-10,990	-8,311
Cash flow for the period	-4,539	5,410	1,549	4,308

Cash and cash equivalents, opening balance	18,252	4,333	12,069	5,465
of which short-term investments up to and including three months	14,537	578	8,380	2,634
of which cash and bank	3,715	3,755	3,689	2,831
Cash flow for the period	-4,539	5,410	1,549	4,308
Exchange rate differences in cash and cash equivalents	-44	-25	51	-55
Cash and cash equivalents, closing balance	13,669	9,718	13,669	9,718
of which short-term investments up to and including three months	10,633	6,239	10,633	6,239
of which cash and bank	3,036	3,479	3,036	3,479

Net interest-bearing liability, opening balance	7,088	22,213	8,847	25,034
Change in net borrowings	1,244	-5,044	-605	-7,746
Change in pension provisions	-46	-10	44	-129
Net interest-bearing liability, closing balance	8,286	17,159	8,286	17,159

Condensed Consolidated Statements of Changes in Shareholders’ Equity

SEK in millions	June 30, 2004	Dec 31, 2003
Opening balance	112,393	108,829
Transactions with outside parties	-4	-13
Differences arising from translation of foreign operations	1,538	-8,101
Inflation adjustments	1,610	2,427
Fair value measurement of securities available for sale	23	–
Gains/losses on instruments used to hedge cash flow	-14	-10
Dividend	-4,675	-1,870
New share issue	–	2,051
Net income for the period	6,553	9,080
Closing balance	117,424	112,393

Long-Lived Assets

	Goodwill		Other intangibles		Tangibles
SEK in millions	June 30, 2004	Dec 31, 2003	June 30, 2004	Dec 31, 2003	June 30, 2004	Dec 31, 2003
Opening balance	52,922	58,584	8,898	9,522	49,161	56,172
Purchases	58	1,902	333	1,292	4,105	8,446
Operations acquired	–	–	–	30	249	255
Dismantling/restoration	–	–	–	–	–	106
Sales/discards	–	–	-28	-131	-67	-356
Operations divested	–	–	-1	-5	-177	-1,420
Reclassifications	14	-458	251	432	-274	-455
Amortization, depreciation	–	-3,450	-888	-1,686	-5,068	-11,872
Write-downs, reversals of write-downs	-9	-38	-11	-301	-9	-332
CAPEX contribution from CATV customers	–	–	–	–	–	74
Advances	–	–	-7	0	59	49
Inflation adjustments	–	–	–	–	–	-7
Exchange rate differences	323	-3,618	129	-255	463	-1,499
Closing balance	53,308	52,922	8,676	8,898	48,442	49,161

Investments

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
CAPEX	2,625	1,995	4,383	4,148
Intangible fixed assets	199	117	292	633
Tangible fixed assets	2,426	1,878	4,091	3,515
Acquisitions	58	236	351	1,458
Goodwill and other fair value adjustments	40	103	176	1,256
Shares and participations	18	133	175	202
Total	2,683	2,231	4,734	5,606

Net Interest-Bearing Liability

SEK in millions	June 30, 2004	Dec 31, 2003
Long-term and short-term loans	24,594	30,554
Less: Short-term investments, cash and bank	-13,932	-12,347
Net debt	10,662	18,207
Less: Interest-bearing financial assets	-2,110	-6,112
Interest-bearing receivables	-832	-3,770
Total net borrowings	7,720	8,325
Provisions for pensions	566	522
Total net interest-bearing liability	8,286	8,847

Changes in Share Capital

	Number of shares	Par value, SEK/share	Share capital, SEK thousand
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Dec 31, 2003	4,675,232,069	3.20	14,960,743
Share capital, June 30, 2004	4,675,232,069	3.20	14,960,743

Financial Instruments

	June 30, 2004	June 30, 2004	Dec 31, 2003	Dec 31, 2003
SEK in millions	Book value	Fair value	Book value	Fair value
Equity participations in associated companies	23,406	27,455	20,401	23,315
Other holdings of securities	456	456	558	558
Other long- and short-term receivables	1,947	1,947	8,824	8,736
Short-term investments	263	263	278	278
Interest rate swaps received	5,740	5,740	2,178	2,178
Interest rate swaps paid	-5,600	-5,600	-2,084	-2,084
FX interest rate swaps received	5,747	5,747	5,989	5,989
FX interest rate swaps paid	-5,348	-5,348	-5,583	-5,583
Other currency derivatives	33	33	84	84
Total assets	26,644	30,693	30,645	33,471
Provisions for pensions	566	566	522	522
Long-term loans	15,248	15,476	25,940	27,023
Short-term loans	9,450	9,780	4,686	4,710
Interest rate swaps received	-1,313	-1,313	-1,314	-1,314
Interest rate swaps paid	1,483	1,483	1,442	1,442
FX interest rate swaps received	-1,588	-1,588	-1,795	-1,795
FX interest rate swaps paid	1,693	1,693	1,927	1,927
Other currency derivatives	64	64	85	85
Total liabilities	25,603	26,161	31,493	32,600
Less book value of:
- pensions	-566		-522
- accrued interest	-379		-332
- other currency derivatives	-64		-85
Book value of interest-bearing liabilities	24,594		30,554

FX swaps/forward contracts (portfolio)
Purchases of foreign currency	10,886	10,886	15,030	15,030
Sales of foreign currency	3,307	3,307	5,075	5,075

Deferred Tax

SEK in millions	June 30, 2004	Dec 31, 2003
Deferred tax liability	8,452	8,537
Deferred tax asset (incl. valuation reserve)	-13,161	-14,960
Net deferred tax asset (-)/liability (+)	-4,709	-6,423

Contingent Assets and Contingent Liabilities

SEK in millions	June 30, 2004	Dec 31, 2003
Contingent assets	–	–

Collateral pledged
Real estate mortgages	20	20
Chattel mortgages	–	262
Shares in subsidiaries	–	570
Shares in associated companies	525	642
Current receivables	39	36
Blocked funds in bank accounts	1,278	1,259
Total	1,862	2,789

Contingent liabilities
Credit guarantees, associated companies	954	726
Performance guarantees, associated companies and other minority holdings	1,367	1,159
Other guarantees, etc.	815	1,038
FPG/PRI, other pension guarantees	176	176
Total	3,312	3,099

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

SEK in millions	June 30, 2004	Dec 31, 2003
Intangible fixed assets	25	40
Tangible fixed assets	2,839	2,140
Indefeasible Rights of Use (IRU)	3	–
Associated companies and other minority holdings	3,379	3,093
Total	6,246	5,273

Exchange Rates

Average SEK rate against	Jan-Jun 2004	Jan-Jun 2003
EUR	9.165202	9.160918
NOK	1.085647	1.181076
DKK	1.231254	1.233329
LVL	13.878648	14.459014
LTL	2.654408	2.653407
USD	7.468036	8.302945
TRL 1,000,000	5.365971	5.241557

Basis for Presentation

General. As in the annual accounts for 2003, TeliaSonera’s consolidated financial statements for the three-month and the six-month period ended June 30, 2004, have been prepared in accordance with International Financial Reporting Standards (IFRS/IAS). The parent company TeliaSonera AB’s financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 "Interim Financial Reporting."

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK) or other currency specified and are based on the three-month and the six-month period ended June 30, 2004 for income statement items and as of June 30, 2004 for balance sheet items, respectively.

New accounting standards. On December 17, 2003, revisions to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were published. A further amendment to IAS 39, incorporating new provisions that permit, in certain cases, fair value hedge accounting for a portfolio hedge of interest rate risk (macro hedging), was published on March 31, 2004. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied.

On December 18, 2003, IAS 15 "Information Reflecting the Effects of Changing Prices" was withdrawn and revisions were published to IAS 1 "Presentation of Financial Statements," IAS 2 "Inventories," IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors," IAS 10 "Events after the Balance Sheet Date," IAS 16 "Property, Plant and Equipment," IAS 17 "Leases," IAS 21 "The Effects of Changes in Foreign Exchange Rates," IAS 24 "Related Party Disclosures," IAS 27 "Consolidated and Separate Financial Statements," IAS 28 "Investments in Associates," IAS 31 "Interests in Joint Ventures," IAS 33 "Earnings per Share," and IAS 40 "Investment Property." The effective date for all revised standards is January 1, 2005. Earlier application is encouraged. The revised standards also superseded a number of SICs (see details in the Q1 Interim Report).

IFRS 2 "Share-based Payment" (also replacing certain disclosure requirements in IAS 19 "Employee Benefits") was published on February 19, 2004. IFRS 2 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. On March 31, 2004, IFRS 3 "Business Combinations" (superseding IAS 22 "Business Combinations"), IFRS 4 "Insurance Contracts" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" (superseding IAS 35 "Discontinuing Operations") were published. Revisions to IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets," in both cases related to IFRS 3, were also published on March 31, 2004.

Generally, IFRS 3 became effective for business combinations agreed to on or after March 31, 2004. Special transitional provisions apply to previously recognized goodwill, negative goodwill, intangible assets, and equity accounted investments. IFRS 4 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. IFRS 5 must be applied prospectively for annual periods beginning on or after January 1, 2005. Earlier application is permitted if sufficient information is available. The effective date of the revisions to IAS 36 and IAS 38 is April 1, 2004 (or date of adoption of IFRS 3 for intangible assets acquired in a business combination).

IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities" was published on May 27, 2004.

TeliaSonera’s future adoption of IFRS 4, IFRS 5 and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39, as well as the adoption of IFRIC 1, will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27, TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component within shareholders’ equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera does not own assets of the type regulated by IAS 40.

Adoption of IFRS 2 entails, among other things, recognizing share-based payments to employees, suppliers, creditors and others at fair value on the date of grant. TeliaSonera is evaluating what effects, if any, IFRS 2 will have on its consolidated financial statements. Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involves, among other things, that goodwill and other intangible assets with indefinite useful life will no longer be amortized but tested for impairment at least annually and that the minority interest should include minority shareholders’ part of the fair value of assets acquired and liabilities assumed. TeliaSonera has decided to adopt IFRS 3 as of January 1, 2004 (see "Restated quarterly data" below).

Change in estimates. Effective January 1, 2004, the depreciation rate for copper cables in the fixed local access network in Sweden has been changed from 8 years to 20 years and for switching equipment for ADSL customers from 3 years to 10 years.

Restated segment reporting. Some adjustments of TeliaSonera’s business organization were implemented in the first half of 2004. Hence, segment information in this report has been restated.

Restated quarterly data. In the fourth quarter of 2003, TeliaSonera finalized the allocation of goodwill to the various businesses acquired directly and indirectly in the merger with Sonera. The final allocation resulted, among others, in a reduction of goodwill related to the Turkcell shares, increasing operating income in 2003 by SEK 291 million. The adjustments were retroactively reflected in all quarters as follows.

SEK in millions	Jan-Dec 2003	Oct-Dec 2003	Jul-Sep 2003	Apr-Jun 2003	Jan-Mar 2003
Income from associated companies	291	64	93	73	61
Operating income	291	64	93	73	61
Income after financial items	291	64	93	73	61
Income taxes	-113	-25	-36	-28	-24
Net income	178	39	57	45	37

In the second quarter of 2004, TeliaSonera decided to retrospectively adopt IFRS 3 as of January 1, 2004. The adoption impacted the first quarter results for 2004 as follows.

SEK in millions	Jan-Mar 2004
Depreciation, amortization and write-downs	830
Income from associated companies	231
Operating income	1,061
Income after financial items	1,061
Net income	1,061

Changes in Group Composition

Metro One. On January 14, 2004, TeliaSonera sold its remaining shareholding in Metro One Telecommunications, Inc.

INGROUP. At year-end 2003, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent share, signed an agreement to sell all of their shares to Manpower. After approval by relevant competition authorities, the divesture was completed on February 20, 2004.

Sonera Zed. On January 13, 2004, Yahoo!, with reference to an existing put option, sold back its 16 percent holding in Sonera Zed Oy to TeliaSonera, whereby Sonera Zed became a wholly owned subsidiary of TeliaSonera.

Telia Finans. On January 15, 2004, TeliaSonera signed an agreement to sell its wholly owned subsidiary, the Swedish leasing company Telia Finans AB, to De Lage Landen International B.V. After approval by the Swedish Financial Supervisory Authority, the sale was completed on March 1, 2004.

Eutelsat. TeliaSonera’s minority holding in the satellite company Eutelsat S.A. was sold in February 2004.

Sturenportti. On February 27, 2004, TeliaSonera purchased all shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund.

Orange Denmark. On July 8, 2004, TeliaSonera announced the signing of an agreement with France Telecom to acquire France Telecom’s Danish subsidiary Orange A/S. Closing will take place after approval by the EU Commission and the Danish National IT and Telecom Agency and other necessary approvals.

Related Party Transactions
The Swedish and the Finnish States. The TeliaSonera Group’s services and products are offered to the Swedish and the Finnish states, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish states and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or earnings.

Svenska UMTS-nät. TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In the six-month period ended June 30, 2004, TeliaSonera sold services and products to Svenska UMTS-nät worth SEK 86 million and purchased services and products worth SEK 18 million. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of June 30, 2004, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät.

Lattelekom. TeliaSonera holds a participating interest in the Latvian fixed-line operator Lattelekom SIA. In the three-month period ended June 30, 2004, TeliaSonera sold services and products to Lattelekom worth SEK 29 million and purchased services and products worth SEK 19 million. In the six-month period ended June 30, 2004, TeliaSonera sold services and products worth SEK 57 million and purchased services and products worth SEK 35 million.

MegaFon. TeliaSonera holds a participating interest in the Russian mobile operator OAO MegaFon. As of June 30, 2004, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 366 million.

Infonet. TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended June 30, 2004, TeliaSonera sold services and products to Infonet worth SEK 5 million and purchased services and products worth SEK 37 million. In the six-month period ended June 30, 2004, TeliaSonera sold services and products worth SEK 15 million and purchased services and products worth SEK 75 million.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos AB. As of June 30, 2004, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 174 million and had signed guarantees of SEK 100 million for commitments made by Telefos companies. In the three-month period ended June 30, 2004, TeliaSonera sold services and products worth SEK 30 million to the Telefos Group and purchased services and products worth SEK 488 million. In the six-month period ended June 30, 2004, TeliaSonera sold services and products worth SEK 51 million and purchased services and products worth SEK 1,037 million. Some of the services purchased by TeliaSonera referred to construction of fixed assets.

Other relationships. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Loan Financing and Credit Rating
The positive cash-flow generation continued also during the second quarter of 2004, allowing further amortization of the external debt.

In June, a EUR 300 million Bond issued by TeliaSonera Finland Oyj (former Sonera Oyj) was repaid in line with TeliaSonera AB’s approach to refinance outstanding TeliaSonera Finland debt as it matures, as well as make new financing required for the Finnish operations.

In May, Moody’s Investors Service revised its "Outlook" on TeliaSonera AB’s long-term credit rating, which is A2, from "Negative" to "Positive."

Dividend
The year 2003 dividend of SEK 1.00 per share, totaling SEK 4,675 million, was paid out on May 6, 2004.

Non-Cash Transactions
Vehicles. TeliaSonera leases vehicles through financial leasing. New acquisitions in the three-month period and the six-month period ended June 30, 2004 entailed non-cash investments of SEK 14 million and SEK 22 million, respectively.

Stock Option Schemes
At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Summarized information about warrants outstanding as of June 30, 2004 by exercise price is as follows.

	Outstanding		Of which exercisable
Exercise price (SEK)	Number of warrants	Remaining contractual life (in years)	Number of warrants	Remaining contractual life (in years)
69.00	12,302,000	0.92	12,302,000	0.92
70.62	5,956,650	1.00	5,956,650	1.00

On June 30, 2004, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 31.90. Detailed information regarding the stock option schemes is presented in TeliaSonera’s Annual Report for 2003. By Board decisions in February and March 2004, all warrants of series 2002/2008:A-F and 2002/2010:A-F were cancelled, due to non-fulfillment of certain exercise criteria. According to the terms, the exercise price of the 2002/2005:A series of warrants was adjusted with the 2003 dividend per share. If fully exercised, the outstanding stock options will entail an increase in share capital of approximately SEK 68 million, equal to a 0.5 percent increase in the number of shares.

Swedish GAAP
Differences in principles. TeliaSonera’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). Effective January 1, 2004, IFRS/IAS deviates from Swedish GAAP, relevant to TeliaSonera, with respect to goodwill amortization, write-ups of tangible fixed assets and certain Swedish taxes imposed on pension costs and pension liabilities.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders’ equity as follows.

SEK in millions	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003
Net income under IFRS/IAS	3,148	2,983	6,553	4,592
Goodwill amortization	-899	–	-1,729	–
Write-up of tangible fixed assets	-199	–	-399	–
Goodwill amortization, associated companies	-280	–	-511	–
Pension-related taxes	-593	–	-593	–
Deferred tax	222	–	278	–
Net income under Swedish GAAP	1,399	2,983	3,599	4,592

SEK in millions	June 30, 2004	Dec 31, 2003
Shareholders’ equity under IFRS/IAS	117,424	112,393
Goodwill amortization	-1,727	–
Write-up of tangible fixed assets	4,550	4,949
Goodwill amortization, associated companies	-511	–
Pension-related taxes	-593	–
Deferred tax	-1,108	-1,386
Exchange rate difference	-1	–
Shareholders’ equity under Swedish GAAP	118,034	115,956

Finnish GAAP
The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act. TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS/IAS, relevant to TeliaSonera, are described in TeliaSonera’s Annual Report for 2003. As discussed above, TeliaSonera has decided to adopt IFRS 3 as of January 1, 2004, involving among other things that goodwill is no longer amortized. Finnish GAAP require amortization of goodwill. Otherwise, there were no material changes in the first half of 2004.

Parent Company

The parent company TeliaSonera AB, which is domiciled in Stockholm, comprises the Group’s Swedish activities in development and operation of fixed networks and basic production of network services. The parent company also includes Group management functions and the Group’s internal banking operations.

Net sales for the first half were SEK 10,641 million (10,872), of which SEK 8,281 million (8,566) was billed to subsidiaries. Earnings before appropriations and taxes ended higher, at SEK 3,654 million (3,095), due to improved operating income. Earnings after appropriations and taxes were SEK 2,693 million (1,655).

Shareholders’ equity decreased to SEK 94,213 million (96,269 at year-end). Retained earnings amounted to SEK 21,514 million (23,209).

The balance sheet total decreased to SEK 135,656 million (137,112 at year-end). Cash flow from operating activities improved to SEK 4,438 million (4,120) and cash flow before financing activities to SEK 8,060 million (7,491). Net borrowings increased to SEK 5,611 million (3,196 at year-end). Cash and cash equivalents totaled SEK 10,968 million (8,809).

The equity/assets ratio (including the equity component of untaxed reserves) was 75.4 percent (74.2 at year-end).

Total investments for the first half amounted to SEK 1,646 million (3,863), including SEK 1,254 million (983) in tangible fixed assets, primarily fixed-line installations. Other investments totaling SEK 392 million (2,880, of which SEK 2,581 million reflected the purchase price consideration for Sonera) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 2 million (46) was provided through debt conversion.

Due to operations acquired in the second quarter, the number of employees as of June 30, 2004 was 3,875 compared to 2,982 at year-end.

Financial Information/"Underlying" Measures of Results of Operations
This interim report includes information on "underlying" measures of TeliaSonera’s results of operations, such as "EBITDA excluding non-recurring items" and "Operating income excluding non-recurring items." EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these "underlying" measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

These "underlying" measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS/IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These "underlying" measures are not meant to be predictive of potential future results.

Forward-Looking Statements
This interim report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.